Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pfenex Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-197672, 333-202903, 333-210241, and 333-214555) on Form S-8 and (No. 333-206625) on Form S-3 of Pfenex Inc. of our report dated March 15, 2017, with respect to the consolidated balance sheet of Pfenex Inc. as of December 31, 2016, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the year ended December 31, 2016, and the related financial statement schedule II, which report appears in the December 31, 2016 annual report on Form 10-K of Pfenex Inc.

/s/ KPMG LLP

San Diego, California

March 15, 2017